UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File No.: 001-37911

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Brouwerijplein 1

3000 Leuven, Belgium

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued 12 February 2026 regarding fourth quarter and full year 2025 results.

99.2	Annual Report of Anheuser-Busch InBev SA/NV for the fiscal year ended 31 December 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: February 13, 2026	By:	/s/ Jan Vandermeersch
Name: Jan Vandermeersch
Title: Global Legal Director Corporate